Exhibit 99.2

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

PART I		(Rs. in Crore except as stated)
		Quarter ended					Year ended
S. No.	Particulars	31.03.2015 (Audited) (Refer note 11)	31.12.2014 (Unaudited)		31.03.2014 (Audited) (Refer note 11)		31.03.2015 (Audited)	31.03.2014 (Audited)
1	Income from operations
	a) Net sales / income from operations (net of excise duty)	17,732.25	19,128.21		20,784.62		73,364.10	65,733.28
	b) Other operating income	72.31	90.69		109.79		345.40	419.13

	Total income from operations (net)	17,804.56	19,218.90		20,894.41		73,709.50	66,152.41

2	Expenses
	a) Cost of materials consumed	5,476.59	6,438.16		7,172.19		23,975.94	23,134.53
	b) Purchases of stock-in-trade	136.97	136.96		143.94		637.82	736.17
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	579.24	(212.77)		519.31		55.45	(772.02)
	d) Employee benefits expense	812.05	677.71		649.94		2,915.12	2,763.99
	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	763.52	2,327.94		1,993.24		7,159.16	6,882.32
	f) Power and fuel charges	2,134.55	2,105.10		1,776.88		8,159.18	7,315.88
	g) Exchange loss - (net)	—	—		30.04		—	735.09
	h) Other expenses	4,651.16	3,927.17		3,867.92		15,921.44	12,675.88

	Total expenses	14,554.08	15,400.27		16,153.46		58,824.11	53,471.84

3	Profit from operations before other income, finance costs and exceptional items	3,250.48	3,818.63		4,740.95		14,885.39	12,680.57

4	a) Other income	41.14	428.88		763.65		2,366.53	2,073.47

	b) Exchange gain / (loss)- (net)	(183.90)	393.19		—		610.67	—

5	Profit from ordinary activities before finance costs and exceptional items	3,107.72	4,640.70		5,504.60		17,862.59	14,754.04

6	Finance costs	1,320.81	1,329.26		1,536.72		5,658.78	5,094.41

7	Profit from ordinary activities after finance costs but before exceptional items	1,786.91	3,311.44		3,967.88		12,203.81	9,659.63

8	Exceptional items (Refer note 6 & 7)	19,955.67	—		167.10		22,128.93	167.10

9	Profit / (loss) from ordinary activities before tax	(18,168.76)	3,311.44		3,800.78		(9,925.12)	9,492.53

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	549.37	477.64		327.83		1,448.36	(846.85)

11	Net profit / (loss) from ordinary activities after tax	(18,718.13)	2,833.80		3,472.95		(11,373.48)	10,339.38

12	Extraordinary items (net of tax expense)	—	—		—		—	—

13	Net profit / (loss) for the period / year	(18,718.13)	2,833.80		3,472.95		(11,373.48)	10,339.38

14	Share of profit / (loss) of associates	3.83	(0.01)		0.35		4.09	1,081.93

15	Minority interest	513.82	1,246.29		1,851.75		4,276.38	5,122.80

16	Net profit / (loss) after taxes, minority interest and consolidated share in profit of associates	(19,228.12)	1,587.50		1,621.55		(15,645.77)	6,298.51

17	Net profit after taxes, minority interest and consolidated share in profit of associates but before exceptional items	491.40	1,587.50		1,788.65		5,060.06	6,465.61

18	Paid-up equity share capital (Face value of Re 1 each)	296.50	296.50		296.50		296.50	296.50
19	Reserves excluding Revaluation Reserves as per balance sheet						53,578.77	72,712.16
20	Earnings per share before exceptional items (Rs) (not annualised)*
	-Basic	1.66 *	5.35	*	6.03	*	17.07	22.03
	-Diluted	1.66 *	5.35	*	5.66	*	17.07	22.03
21	Earnings per share after exceptional items (Rs.) (not annualised)*
	-Basic	(64.85)*	5.35	*	5.47	*	(52.77)	21.46
	-Diluted	(64.85)*	5.35	*	5.11	*	(52.77)	21.46

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	- Number of Shares	978,629,791	978,582,499	1,086,220,062	978,629,791	1,086,220,062
	- Percentage of Shareholding	33.01%	33.01%	36.64%	33.01%	36.64%
2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued)(i)

(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered
	- Number of Shares	1,764,732,660	1,764,732,660	1,629,343,945	1,764,732,660	1,629,343,945
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	59.52%	59.52%	54.96%	59.52%	54.96%

	(as a % of the total share capital of the Company)

i)	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on March 31, 2015.
ii)	The balance ADR of 4.12 % represented by 122,039,080 equity shares are held by CITI Bank as custodian.
iii)	310,632 equity shares held by the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.03.2015
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	9

	Disposed of during the quarter	9

	Remaining unresolved at the end of the quarter	—

		(Rs. in Crore)
		Quarter ended			Year ended
S. No.	Segment Information	31.03.2015 (Audited) (Refer note 11)	31.12.2014 (Unaudited)	31.03.2014 (Audited) (Refer note 11)	31.03.2015 (Audited)	31.03.2014 (Audited)

1	Segment Revenue
a)	Oil & Gas	2,677.10	3,503.64	5,048.98	14,645.37	11,903.73
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,771.26	3,499.78	3,183.89	13,225.95	11,778.26
	(ii) Silver - India	273.24	282.84	375.03	1,186.72	1,502.79
	(iii) Zinc - International	647.07	1,106.57	1,165.52	3,605.77	4,014.85

	Total	4,691.57	4,889.19	4,724.44	18,018.44	17,295.90
c)	Iron Ore	5.20	72.11	9.65	275.53	30.89
d)	Copper	5,629.54	5,865.21	6,717.71	22,632.36	20,593.70
e)	Aluminium	3,362.26	3,502.52	3,021.99	12,726.30	10,778.79
f)	Power	1,148.59	1,077.08	792.05	4,140.03	3,795.09
g)	Others	576.21	628.45	727.79	2,475.58	2,306.01

	Total	18,090.47	19,538.20	21,042.61	74,913.61	66,704.11

Less:	Inter Segment Revenue	358.22	409.99	257.99	1,549.51	970.83

	Net sales/income from operations	17,732.25	19,128.21	20,784.62	73,364.10	65,733.28

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Oil & Gas	47.56	782.95	2,584.24	4,413.51	6,164.77
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,624.08	1,688.83	1,283.14	5,775.37	4,947.48
	(ii) Silver - India	217.09	206.19	255.02	844.44	1,131.81
	(iii) Zinc - International	(46.83)	172.92	251.15	296.04	330.28

	Total	1,794.34	2,067.94	1,789.31	6,915.85	6,409.57
c)	Iron Ore	(164.35)	(100.61)	(140.23)	(349.73)	(456.04)
d)	Copper	530.81	466.70	270.57	1,416.13	764.95
e)	Aluminium	813.71	501.87	250.37	1,824.53	606.08
f)	Power	128.36	84.36	(94.40)	513.64	430.52
g)	Others	74.29	104.10	17.35	339.64	48.83

	Total	3,224.72	3,907.31	4,677.21	15,073.57	13,968.68

Less:	Finance costs	1,320.81	1,329.26	1,536.72	5,658.78	5,094.41
Add:	Other unallocable income net off expenses	(117.00)	733.39	827.39	2,789.02	785.36

	Profit before tax and exceptional items	1,786.91	3,311.44	3,967.88	12,203.81	9,659.63

Less:	Exceptional items (Refer note 6 & 7)	19,955.67	—	167.10	22,128.93	167.10

	Profit / (loss) before tax	(18,168.76)	3,311.44	3,800.78	(9,925.12)	9,492.53

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	26,552.36	45,324.78	48,269.46	26,552.36	48,269.46
b)	Zinc, Lead and Silver
	(i) Zinc - India	11,966.67	11,875.04	11,104.03	11,966.67	11,104.03
	(ii) Zinc - International	2,144.33	2,294.80	2,716.52	2,144.33	2,716.52

	Total	14,111.00	14,169.84	13,820.55	14,111.00	13,820.55
c)	Iron Ore	4,608.30	4,986.17	4,861.93	4,608.30	4,861.93
d)	Copper	5,543.24	6,436.84	6,384.09	5,543.24	6,384.09
e)	Aluminium	40,311.16	40,126.88	39,552.34	40,311.16	39,552.34
f)	Power	18,093.83	17,967.69	16,478.24	18,093.83	16,478.24
g)	Others	1,737.78	1,814.33	1,812.29	1,737.78	1,812.29
h)	Unallocated	(21,552.66)	(22,228.43)	(24,372.79)	(21,552.66)	(24,372.79)

	Total	89,405.01	108,598.10	106,806.11	89,405.01	106,806.11

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES	(Rs. in Crore)

Particulars		As at 31.03.2015 (Audited)	As at 31.03.2014 (Audited)
A	EQUITY AND LIABILITIES

1	SHAREHOLDERS’ FUNDS

	a) Share Capital	296.50	296.50
	b) Reserves & Surplus	53,578.77	72,712.16

	Sub total - Shareholders’ funds	53,875.27	73,008.66

2	Minority Interest	35,529.74	33,797.45

3	Non-current liabilities
	(a) Long-term borrowings	52,025.20	54,965.77
	(b) Deferred tax liabilities (Net)	3,330.91	2,760.39
	(c) Other Long term liabilities	1,224.14	1,399.48
	(d) Long-term provisions	2,341.64	4,202.84

	Sub total - Non-current liabilities	58,921.89	63,328.48

4	Current liabilities
	(a) Short-term borrowings	19,940.71	17,394.53
	(b) Trade payables	5,278.16	4,167.28
	(c) Other current liabilities	15,283.17	21,224.14
	(d) Short-term provisions	1,453.48	1,224.47

	Sub total - Current liabilities	41,955.52	44,010.42

	TOTAL - EQUITY AND LIABILITIES	190,282.42	214,145.01

B	ASSETS

1	Non-current assets
	(a) Fixed assets	91,066.09	91,094.80
	(b) Goodwill on consolidation	17,789.69	39,238.32
	(c) Non-current investments	213.44	208.63
	(d) Deferred tax assets (Net)	1.24	25.21
	(e) Long-term loans and advances	16,453.08	13,985.35
	(f) Other non-current assets	2,101.02	6,160.36

	Sub total - Non-current assets	127,624.56	150,712.67

2	Current assets
	(a) Current investments	39,392.60	37,700.95
	(b) Inventories	8,725.02	9,033.79
	(c) Trade receivables	3,605.13	4,619.64
	(d) Cash and cash equivalents	5,696.28	7,685.50
	(e) Short-term loans and advances	4,383.07	3,229.26
	(f) Other current assets	855.76	1,163.20

	Sub total - Current assets	62,657.86	63,432.34

	TOTAL - ASSETS	190,282.42	214,145.01

Notes:-

1	The above results for the quarter and year ended March 31, 2015 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on April 29, 2015.
2	The Board of Directors have proposed a final dividend of 235% which is Rs. 2.35 per equity share in its meeting held on April 29, 2015. The total dividend (including interim dividend) for the financial year 2014-15 is 410% which is Rs. 4.10 per equity share.
3	Subsequent to the year end, on receipt of fresh certificate of incorporation, the name of the Company has been changed from Sesa Sterlite Limited to Vedanta Limited.
4	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the quarter ended September 30, 2013.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Honorable Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending for hearing and admission.

5	During the quarter ended March 31, 2015, the Company has revised the estimated useful lives of certain assets with effect from April 1, 2014, based on an independent technical study and evaluation of the useful life of the assets conducted in this regard and management’s assessment thereof. Consequently, (i) the Company has fully depreciated the carrying value of assets, net of residual value, where the remaining useful life of the asset was determined to be nil as on April 1, 2014, and has adjusted an amount of Rs. 48.84 Crore (net of deferred tax of Rs. 15.61 Crore and Minority Interest of Rs. 16.70 Crore) against the opening Surplus balance in the Statement of Profit and Loss, (ii) the depreciation charge for the quarter and year ended March 31, 2015, is lower by Rs. 864.85 Crore.
6	The Company’s subsidiary, Cairn India Limited has changed the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method so as to be in compliance with the requirements of ‘Guidance Note on Accounting for Oil and Gas Producing Activities (Revised 2013)’ issued by the Institute of Chartered Accountants of India. The additional charge due to the same for the period up to March 31, 2014, amounting to Rs. 2,127.80 Crore, has been disclosed as an exceptional item for the year ended March 31, 2015. Consequently, the depreciation charge for the quarter and year ended March 31, 2015 is higher by Rs. 106.97 Crore and Rs. 400.58 Crore respectively and the profit after tax is lower by Rs. 65.72 Crore and Rs. 245.75 Crore respectively due to the aforementioned change.
7	Exceptional items also includes :

(a) non-cash impairment charge of acquisition goodwill, in respect of the group’s ‘oil and gas’ business aggregating Rs. 19,180.00 Crore during the quarter and year ended March 31, 2015. The impairment of goodwill was triggered by the significant fall in the crude oil prices.

(b) impairment charge in respect of exploratory wells in Sri Lanka aggregating Rs. 505.20 Crore during the quarter and year ended March 31, 2015. The impairment was triggered as the development of hydrocarbons in the said block is not commercially viable at the current prices.

(c) non-cash impairment charge of acquisition goodwill, in respect of Copper Mines of Tasmania Pty Limited aggregating to Rs. 281.28 Crore during the quarter and year ended March 31, 2015. The impairment of goodwill was as a result of continued care & maintenance, delay in start up of operations and the low copper prices.

(d) provision of Rs. 34.65 Crore for the year recognised in respect of expenditure incurred on three coal blocks allotted to the Company and its subsidiaries, due to cancellation of coal blocks by the Supreme Court of India.

8	The Honorable Supreme Court vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. Consequently, the State Government has since renewed all the mining leases of the Company. The Company is in the process of obtaining other approvals and clearances necessary for resumption of operations and expects to restart mining activities in the near future.
9	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.
10	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.vedantalimited.com. Additional information on standalone basis are as follows:

(Rs. in Crore)

	Quarter ended			Year ended
Particulars	31.03.2015 (Audited) (Refer note 11)	31.12.2014 (Unaudited)	31.03.2014 (Audited) (Refer note 11)	31.03.2015 (Audited)	31.03.2014 (Audited)
Net sales / income from operations	8,018.35	8,592.95	8,892.92	32,372.84	28,377.60
Exchange loss / (gain) - (net)	(58.81)	(0.09)	(175.91)	0.81	527.97
Profit / (loss) before tax and exceptional items	614.06	259.38	(290.01)	1,969.90	(940.77)
Exceptional items	—	—	130.88	2.43	130.88
Profit / (loss) after exceptional items and before tax	614.06	259.38	(420.89)	1,967.47	(1,071.65)
Profit / (loss) after exceptional items and tax	573.79	259.38	(326.11)	1,927.20	1,076.09

11	The figures for the quarter ended March 31, 2015 and March 31, 2014 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2014 and December 31, 2013 respectively.
12	Additional information by way of a press release and proforma numbers (not reviewed by statutory auditors) are available on Company’s website www.vedantalimited.com.

By Order of the Board
Place:	Mumbai	Thomas Albanese

Dated :	April 29, 2015	Chief Executive Officer & Whole Time Director

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

PART I	(Rs in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	31.03.2015 (Audited) (Refer note 10)		31.12.2014 (Unaudited)		31.03.2014 (Audited) (Refer note 10)	31.03.2015 (Audited)	31.03.2014 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	8,018.35		8,592.95		8,892.92	32,372.84	28,377.60

	b) Other operating income	12.60		38.60		40.21	129.57	158.93

	Total income from operations (net)	8,030.95		8,631.55		8,933.13	32,502.41	28,536.53

2	Expenses

	a) Cost of materials consumed	4,527.30		5,099.89		5,564.00	18,849.69	17,945.59

	b) Purchases of stock-in-trade	171.88		232.97		143.94	998.46	819.25

	c) Changes in inventories of finished goods, work-in-progress and stock in trade	392.54		(39.12)		458.86	263.80	(556.86)

	d) Employee benefits expense	190.10		145.08		135.67	650.13	559.08

	e) Depreciation and amortisation expense	(197.28)		407.08		401.53	1,011.67	1,504.79

	f) Power and fuel charges	993.78		1,125.55		1,050.77	4,433.05	4,673.67

	g) Exchange loss / (gain) - (net)	(58.81)		(0.09)		(175.91)	0.81	527.97

	h) Other expenses	823.02		616.77		793.02	2,677.83	2,255.91

	Total expenses	6,842.53		7,588.13		8,371.88	28,885.44	27,729.40

3	Profit from operations before other income, finance costs and exceptional items	1,188.42		1,043.42		561.25	3,616.97	807.13

4	Other income	248.25		67.53		115.00	2,008.86	1,817.06

5	Profit from ordinary activities before finance costs and exceptional items	1,436.67		1,110.95		676.25	5,625.83	2,624.19

6	Finance costs	822.61		851.57		966.26	3,655.93	3,564.96

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	614.06		259.38		(290.01)	1,969.90	(940.77)

8	Exceptional items (Refer note 7)	—		—		130.88	2.43	130.88

9	Profit / (loss) from ordinary activities before tax	614.06		259.38		(420.89)	1,967.47	(1,071.65)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	40.27		—		(94.78)	40.27	(2,147.74)

11	Net profit / (loss) from ordinary activities after tax	573.79		259.38		(326.11)	1,927.20	1,076.09

12	Extraordinary items (net of tax expense)	—		—		—	—	—

13	Net profit / (loss) for the period/ year	573.79		259.38		(326.11)	1,927.20	1,076.09

14	Paid-up equity share capital (face value of Re 1 each)	296.50		296.50		296.50	296.50	296.50
15	Reserves excluding revaluation reserves as per balance sheet						33,761.37	33,382.32

16	Earnings per share (Rs.) (not annualised)*

	-Basic	1.94	*	0.87	*	(1.10)*	6.50	3.67
	-Diluted	1.94	*	0.87	*	(1.28)*	6.50	3.67
17	a) Debt to equity ratio						1.08	1.16

	b) Debt service coverage ratio						0.86	0.21

	c) Interest service coverage ratio						1.67	0.61

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	31.03.2015	31.12.2014	31.03.2014	31.03.2015	31.03.2014
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	- Number of Shares	978,629,791	978,582,499	1,086,220,062	978,629,791	1,086,220,062
	- Percentage of Shareholding	33.01%	33.01%	36.64%	33.01%	36.64%
2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued)(i)
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,764,732,660	1,764,732,660	1,629,343,945	1,764,732,660	1,629,343,945
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	59.52%	59.52%	54.96%	59.52%	54.96%
	(as a % of the total share capital of the Company)

i)	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on March 31, 2015.
ii)	The balance ADR of 4.12 % represented by 122,039,080 equity shares are held by CITI Bank as custodian.
iii)	310,632 equity shares held by the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.03.2015
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	9
	Disposed of during the quarter	9
	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2015 (Audited) (Refer note 10)	31.12.2014 (Unaudited)	31.03.2014 (Audited) (Refer note 10)	31.03.2015 (Audited)	31.03.2014 (Audited)
1	Segment Revenue
a)	Copper	4,866.06	5,090.93	5,689.56	19,018.13	16,460.70
b)	Iron Ore	3.38	70.74	6.21	266.95	25.29
c)	Aluminium	2,295.32	2,381.99	2,130.41	9,094.71	7,546.97
d)	Power	486.35	662.28	539.47	2,383.71	2,735.20
e)	Others	552.10	574.02	692.15	2,295.71	2,178.25

	Total	8,203.21	8,779.96	9,057.80	33,059.21	28,946.41

Less:	Inter Segment Revenue	184.86	187.01	164.88	686.37	568.81

	Net Sales/Income from Operations	8,018.35	8,592.95	8,892.92	32,372.84	28,377.60

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Copper	588.60	522.71	352.40	1,722.14	873.18
b)	Iron Ore	(116.87)	(72.49)	(107.46)	(216.84)	(324.17)
c)	Aluminium	701.25	468.42	232.99	1,701.91	503.87
d)	Power	(108.06)	53.02	(114.51)	157.01	250.29
e)	Others	84.49	92.65	18.64	321.31	48.83

	Total	1,149.41	1,064.31	382.06	3,685.53	1,352.00

Less:	Finance costs	822.61	851.57	966.26	3,655.93	3,564.96
Add:	Other unallocable income net off expenses	287.26	46.64	294.19	1,940.30	1,272.19
Less:	Exceptional items (Refer note 7)	—	—	130.88	2.43	130.88

	Profit / (loss) before tax	614.06	259.38	(420.89)	1,967.47	(1,071.65)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	4,379.62	4,714.22	4,751.79	4,379.62	4,751.79
b)	Iron Ore	1,554.14	1,715.96	1,634.42	1,554.14	1,634.42
c)	Aluminium	29,052.99	28,918.26	28,816.92	29,052.99	28,816.92
d)	Power	7,498.01	7,613.27	7,384.42	7,498.01	7,384.42
e)	Others	1,191.68	1,129.94	1,177.02	1,191.68	1,177.02
f)	Unallocated	(9,618.57)	(9,735.95)	(10,085.75)	(9,618.57)	(10,085.75)

	Total	34,057.87	34,355.70	33,678.82	34,057.87	33,678.82

The main business segments are (a) Copper which consist of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

STATEMENT OF ASSETS AND LIABILITIES	(Rs in Crore)

Particulars		As at 31.03.2015 (Audited)	As at 31.03.2014 (Audited)
A	EQUITY AND LIABILITIES

1	Shareholders’ Funds

	a) Share capital	296.50	296.50
	b) Reserves and surplus	33,761.37	33,382.32

	Sub total - Shareholders’ funds	34,057.87	33,678.82

2	Non-current liabilities
	(a) Long-term borrowings	21,770.63	20,534.22
	(b) Other Long term liabilities	202.59	393.33
	(c) Long-term provisions	1.81	2.26

	Sub total - Non-current liabilities	21,975.03	20,929.81

3	Current liabilities
	(a) Short-term borrowings	13,113.72	13,234.09
	(b) Trade payables	2,878.81	2,455.42
	(c) Other current liabilities	5,529.19	12,375.27
	(d) Short-term provisions	979.78	816.27

	Sub total - Current liabilities	22,501.50	28,881.05

	TOTAL - EQUITY AND LIABILITIES	78,534.40	83,489.68

B	ASSETS
1	Non-current assets
	(a) Fixed assets	39,548.02	39,911.36
	(b) Non-current investments	26,088.30	22,419.11
	(c) Long-term loans and advances	3,319.22	9,905.52
	(d) Other non-current assets	70.39	104.40

	Sub total - Non-current assets	69,025.93	72,340.39

2	Current assets
	(a) Current investments	376.27	348.08
	(b) Inventories	5,442.07	5,678.70
	(c) Trade receivables	1,157.69	1,303.65
	(d) Cash and cash equivalents	464.14	2,110.36
	(e) Short-term loans and advances	1,735.78	1,283.44
	(f) Other current assets	332.52	425.06

	Sub total - Current assets	9,508.47	11,149.29

	TOTAL - ASSETS	78,534.40	83,489.68

Notes:-

1	The above results for the quarter and year ended March 31, 2015 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on April 29, 2015.
2	The Board of Directors have proposed a final dividend of 235% which is Rs. 2.35 per equity share in its meeting held on April 29, 2015. The total dividend (including interim dividend) for the financial year 2014-15 is 410% which is Rs. 4.10 per equity share.
3	Subsequent to the year end, on receipt of fresh certificate of incorporation, the name of the Company has been changed from Sesa Sterlite Limited to Vedanta Limited.
4	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the quarter ended September 30, 2013.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Honorable Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending for hearing and admission.

5	(a) The scheme of amalgamation of Goa Energy Limited with the Company has been approved by the Honorable High Court of Bombay at Goa bench vide its order dated March 12, 2015. The scheme became effective on March 24, 2015 with the appointed date of April 1, 2014.

(b) The scheme of amalgamation of Sterlite Infra limited with the Company has been approved by the Honorable High Court of Madras vide its order dated March 25, 2015. The scheme became effective on April 8, 2015 with the appointed date of April 1, 2014.

Both the above Schemes have been given effect to in the quarter ended March 31, 2015. Consequently, the results for the quarter and year ended March 31, 2015, and the figures in respect of earnings per share, are not comparable with previous corresponding period.

6	During the quarter ended March 31, 2015, the Company has revised the estimated useful lives of certain assets with effect from April 1, 2014, based on an independent technical study and evaluation of the useful life of the assets conducted in this regard and management’s assessment thereof. Consequently, (i) the Company has fully depreciated the carrying value of assets, net of residual value, where the remaining useful life of the asset was determined to be nil as on April 1, 2014, and has adjusted an amount of Rs. 20.42 Crore (net of deferred tax of Rs. 10.51 Crore) against the opening Surplus balance in the Statement of Profit and Loss, (ii) the depreciation charge for the quarter and year ended March 31, 2015, is lower by Rs. 598.90 Crore.
7	Exceptional items for the year ended March 31, 2015 include Rs. 2.43 Crore towards provision recognised in respect of investment in coal block allotted to the Company, due to cancellation of coal blocks by the Supreme Court of India.
8	The Honorable Supreme Court vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. Consequently, the State Government has since renewed all the mining leases of the Company. The Company is in the process of obtaining other approvals and clearances necessary for resumption of operations and expects to restart mining activities in the near future.
9	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.
10	The figures for the quarter ended March 31, 2015 and March 31, 2014 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2014 and December 31, 2013 respectively.
11	Formulae for computation of ratios are as follows:

a)	Debt equity ratio	Debt /(paid up equity capital + reserves and surplus)

b)	Debt service coverage ratio	Earnings before interest and tax /(interest expense + principal payments of long term loans due next year)

c)	Interest service coverage ratio	Earnings before interest and tax / interest expense

By Order of the Board

Place: Mumbai	Thomas Albanese

Dated : April 29, 2015	Chief Executive Officer & Whole Time Director